UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38431

iQIYI, Inc.

3/F, iQIYI Youth Center Yoolee Plaza,

No. 21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mr. Herman Yu has resigned as a director of iQIYI, Inc. (the “Company”) and no longer serves on any committee of the Company’s board of directors (the “Board”), effective immediately. Mr. Fei Qi has been appointed as a member of the Board, a non-voting member of the Audit Committee of the Board and a member of the Compensation Committee of the Board, effective immediately. Mr. Weijian Shan has been appointed as a member of the Board, a non-voting member of the Audit Committee of the Board and a member of the Compensation Committee of the Board, effective immediately. In addition, Ms. Xiangjun Wang has tendered her resignation as the chief marketing officer of the Company, effective January 10, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By:	/s/ Jun Wang
Name:	Jun Wang
Title:	Chief Financial Officer

Date: December 30, 2022

[Signature Page to Form 6-K]